Taboola

Yahoo! + Taboola Commercial Agreement

Presentation to Shareholders

Adam Singolda - CEO

Stephen Walker - CFO

November 28, 2022

Forward-Looking Statements Disclaimer

Certain statements in this presentation are forward-looking statements. Forward-looking statements generally relate to future events, including Taboola.com Ltd.'s (the "Company's") expectations for the proposed transactions described in this presentation and future financial or operating performance of the Company.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. Examples of such forward-looking statements include, but are not limited to, projections or estimates regarding the Company's stand-alone future financial or operating performance and potential contributions and impacts the proposed transactions may have on the Company's future financial or operating performance.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company's future performance and cause results to differ from the forward-looking statements in this presentation, but are not limited to: the ability to obtain the required approvals to consummate the transaction, including shareholder, regulatory or other approvals and the timing, costs or other actions that may be required to obtain such approvals; the Company's ability to transition to and fully launch the native advertising service for College Top Holdings, Inc., a Delaware corporation, and Yahoo AdTech JV, LLC, a Delaware limited liability company (the "Yahoo Parties") on the currently anticipated schedule or at all; market acceptance of the new service and the Company's ability to attract new or existing Yahoo advertisers to the new service; risks that existing Yahoo advertisers may terminate their contracts as a result of the proposed transactions and not migrate to the Company's service; costs related to the introduction and operation of the new service; the timing and amount of any margin, profitability, cash flow or other financial contributions of the new service; the risk that the new service results in a decline in the Company's financial performance during the preparation and roll out of the new service and beyond; the 30-year term as an exclusive native publisher partner with the Yahoo Parties, which can be subject to early termination in accordance with the governing agreements and/or applicable law; ability to achieve the increase in Revenue, Adjusted EBITDA and Free Cash Flow to the levels assumed in this presentation or at all; ability to transform the Company into an alternative to the walled gardens in the Open Web; ability to expand beyond traditional advertising to include additional value-added services to create future growth; expectations regarding the impact of the proposed transaction materializing in H2 2023 and continuing into 2024, which materially depends on the time of the transaction closing, which may be out of our control, and the degree to which our onboarding and ramp up are successful; the intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company's ad and content platform through new relationships with advertisers; ability to maintain relationships with current advertiser partners; ability to make continued investments in the Company's AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce to support the proposed transactions; changes in the regulation of, or market practice with respect to, "third party cookies" and its impact on digital advertising; continued engagement by users who interact with the Company's platform on various digital properties; the impact of the COVID-19 or other possible future pandemics; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company's Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. "Information About the Company - Risk Factors" and in the Company's subsequent filings with the Securities and Exchange Commission.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

Non-GAAP Financial Measures

This Presentation includes certain estimates of Adjusted EBITDA and Free Cash Flow which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to the Appendix (slide 13) at the end of this presentation for explanation and information regarding reconciliation to GAAP.

Most Strategic Publisher & Advertiser Partnership

In Taboola’s History


yahoo! + Taboola

Taboola Powering Native Advertising For Yahoo!

30-Year, Exclusive Commercial Agreement



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Meaningful Growth Opportunity

- 30 years **exclusive native publisher partner** (Y! Finance, Y! Mail, Y! News, Y! Sports…)
- Open Web's largest **first-party contextually based** advertising company
- **Demand exclusive native partnership**: DSP integration, Y! sales people will sell Y!/Taboola native
- **Highly accretive for Revenue, EBITDA and FCF**
- **Many paths for growth** — native, video, header bidding/display, search, etc.
- Transformational step to become alternative to **walled gardens in the Open Web**
- Y! will receive 24.99% of Taboola's total issued and outstanding shares on a combined post-transaction basis, approximately 60% in voting shares and 40% in new non-voting shares, plus one board seat.

Financially Transformative Deal

($ in millions)

	2022 TBLA Stand Alone Guidance*	How 2022 Financials Would Look If Y! Was On Taboola Network For The Full Year**
Revenues	$1,396	$2,454
AEBITDA***	$156	$297
FCF***	$21	$105

* Midpoint of latest guidance issued November 9, 2022, which speaks only as of its original date.
** Reflects certain assumptions and adjustments based on the anticipated transaction. See Appendix for explanation.
*** Non-GAAP measures. See Appendix for explanation and information regarding reconciliation to GAAP.

Significantly Accretive

	2022 TBLA Stand-alone guidance*	How 2022 Financials Would Look If Y! Was On Taboola Network For The Full Year**
Shares outstanding (M)***	253.3	337.7
Revenue / Share	$5.51	$7.27
Accretion %		**+32%**
Adjusted EBITDA / Share ****	$0.62	$0.88
Accretion %		**+43%**

* Midpoint of latest guidance issued November 9, 2022, which speaks only as of its original date.
** Reflects certain assumptions and adjustments based on the anticipated transaction. See Appendix for explanation.
***Shares outstanding in the first column is at the record date November 21, 2022; Shares outstanding in the second column is record date shares plus the voting and new non-voting ordinary shares to be issued immediately following the closing so that the Yahoo Parties hold 16.7% of total voting power and 24.99% of total equity. Excludes other possible issuances prior to closing.
**** Non-GAAP measure. See Appendix for explanation and information regarding reconciliation to GAAP.

Timing and Next Steps

- For illustration, we looked at our 2022 stand alone and created a version demonstrating how our financials would look if Y! was part of our network of publishers throughout 2022. We estimate we would have generated $2.5B in Revenues, $297M in AEBITDA and $105M in FCF.
- Benefits will start materializing gradually for Taboola in H2 2023 and continue in 2024.
- We are not giving guidance for 2023 as of now.
- On top of the existing partnership, we have identified and are further developing meaningful value/growth creation opportunities with Yahoo such as eCommerce, Search, Video, Header Bidding/Display and more (not factored into estimates above).
- Expected to close Q1 2023 subject to customary shareholder and regulator approvals.
- Deal Information Session for investors expected in the first quarter of 2023.

Why Did Yahoo! Select Taboola?

- Technological advantage - yield, more than revenue capabilities
- Global scale advantage
- Culture and vision fit for the Open Web



Taboola

APPENDIX

Assumptions: If Y! Were On Taboola Network For FY 2022

All numbers are management estimates based on the following assumptions and sources:

- Revenue baseline is equal to the expected FY 2022 financials for TBLA at guidance midpoint (66% of combined Revenues) + FY 2022 expected financials for Yahoo Native supply* that will be serviced by TBLA (34% of combined Revenues)
- Revenue uplift on Yahoo supply from improved yield due to the application of Taboola technology and data
- Revenue uplift on stand-alone Taboola supply from improved yield due to advertiser demand from Yahoo and additional data
- Operating expenses based on bottom up model of resources needed to support deal
- Assumes no ramp up time - numbers assume Yahoo is part of Taboola network from the beginning of 2022 and assumes uplifts and operating expenses start from the beginning of the year

* Yahoo Q1 to Q3 2022 actuals, plus Yahoo forecast for Q4 2022

Non-GAAP Information

Adjusted EBITDA

We calculate Adjusted EBITDA as Net income (loss) before net financial expenses, income tax provision and depreciation and amortization, further adjusted to exclude share-based compensation and other noteworthy income and expense items such as certain M&A related costs. Although we provide projections for Adjusted EBITDA, we are not able to provide projections for projected net income, the most directly comparable GAAP measure. Certain elements of net income, including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide projections on net income or to reconcile our Adjusted EBITDA projections without unreasonable efforts. Consequently, no disclosure of projected net income is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Free Cash Flow

We calculate Free Cash Flow as Net cash provided by operating activities minus purchases of property, plant and equipment, including capitalized platform costs. Although we provide projections for Free Cash Flow, we are not able to provide projections for net cash provided by operating activities, the most directly comparable GAAP measure. Certain elements of net cash provided by operating activities, including taxes and timing of collections and payments, are not predictable therefore projecting an accurate forecast is difficult. As a result, it is impractical for us to provide projections on net cash provided by operating activities or to reconcile our Free Cash Flow projections without unreasonable efforts. Consequently, no disclosure of projected net cash provided by operating activities is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

FY 2022 Projections If Y! Were On Taboola Network For The Full Year

For the same reasons described above, we are unable to provide reconciliations for the FY 2022 projections for Adjusted EBITDA and Free Cash Flow if Y! Were on the Taboola Network for the full year..